

Via U.S. Mail and Facsimile

Mail Stop 4631

March 5, 2010

Warren Zhao
Chief Executive Officer
Tri-Tech Holding Inc.
5D, Tower A, 2 Building
Business Center Jinyuan Shidai
No. 2 East Road Landianchang, Haidian District
Beijing, People's Republic of China 100097

> **Re: Tri-Tech Holding Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 22, 2010**
> **File No. 333-164273**

Dear Mr. Zhao:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Executive Compensation, page 69

2. Please update your executive compensation disclosure to comply with the new amendments to Items 401(e) and (f) and Item 402 of Regulation S-K which may be found at http://www.sec.gov/rules/final/2009/33-9089.pdf. Please include the stock options you awarded to Warren Zhao on September 9, 2009 in the summary

compensation table pursuant to the new rules.

3. We note disclosure on page 69 that Warren Zhao received 119,375 in stock options and $49,155 in total compensation. We also note a separate table on page 70 discloses that Warren Zhao's annual compensation is $50,000, and the "Outstanding Equity Awards at Fiscal Year End" table discloses that Mr. Zhao was granted 157,650 in stock options. Please revise to make these disclosures consistent.

Exhibit 5.1

4. Counsel must opine that the warrants are legal, binding obligations of the registrant under New York law, the state contract law governing the warrant agreement. Please revise the opinion accordingly or provide a separate New York opinion with respect to the warrants.

5. Please update section 4 to disclose the correct registration statement filing date.

6. We note the assumption that there are no contractual prohibitions prohibiting the company from performing its obligations. Counsel may not assume readily ascertainable facts, such as the presence or absence of contractual terms binding upon the registrant. Please either remove this assumption or limit it to non-material contracts that have not been included in Commission filings by Tri-Tech.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bradley A. Haneberg, Esq. (804/771-5777)
         Anthony W. Basch, Esq. (804/771-5777)
         Zachary B. Ring, Esq. (804/771-5777)
         Kaufman & Canoles, P.C.
         Three James Center, 1051 East Cary Street 12th Floor
         Richmond, Virginia 23219